DAVID A. SAKOWITZ

Partner

212 294-2639

DSakowitz@winston.com

July 28, 2020

VIA EDGAR

Anuja A. Majmudar

Timothy S. Levenberg

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Broadstone Acquisition Corp.

Draft Registration Statement on Form S-1

Filed June 29, 2020

File No. 377-03258

Dear Ms. Majmudar and Mr. Levenberg:

On behalf of our client, Broadstone Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated July 24, 2020, relating to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on June 29, 2020 (the “Draft Registration Statement”).

The Company has confidentially submitted via EDGAR Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Amended DRS”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Draft Registration Statement on Form S-1 submitted June 29, 2020

Summary

Track Record of Value Creation, page 2

1.	You disclose a number of acquisitions led by your management team and suggest that they have worked together for approximately twenty years. Please identify the management team members involved in each of the principal acquisitions you cite, and reflect the nature of their affiliation in the biographical descriptions on page 105. For example, it is unclear whether their cooperative efforts began with their co-founding of Sun Capital Partners. If so, please provide additional disclosure regarding SCP, including the year it was founded.

July 28, 2020 Page 2

Response: The Company notes the Staff’s comment and supplementally advises the Staff that the cooperative efforts of our team members began prior to the founding of Sun Capital Partners (“SCP”). SCP was formed in 2001 following the success of two investments: the investments in PizzaExpress in 1993 and Punch Group, in 1997. Mr. Osmond and Mr. Jonas began working together in 1995 and Mr. Osmond and Mr. Jonas collaborated to achieve the results for those investments that are disclosed in the Draft Registration Statement. SCP was formed as a platform for other team members to join. However, SCP is not a traditional private equity firm. It was formed by the principals solely as an administrative platform to enable collaboration among the principals under a collective name. It does not have any committed capital and it does not make investments in its own name. SCP’s principals invest their own money as individuals in collaboration with other principals and seek co-investments as appropriate from other financial institutions. SCP also differs from traditional private equity firms in that it is a management buy-in and investment team. Having invested their own money, SCP principals generally become hands-on and active operators of the businesses in which they invest, supporting existing management teams to run the acquired business.

The Company believes that the biographical information of the Founders disclosed in the “Summary” and “Proposed Business” sections of the Draft Registration Statement presents all material information regarding our Founders’ participation in the principal acquisitions described. The Company supplementally provides the following information to the Staff regarding the supporting roles that other team members have played in these investments:

PizzaExpress: As disclosed in the Draft Registration Statement, Mr. Osmond was a principal sponsor of this transaction and was an executive director of the listed group from 1993 to 1998.

Punch Group: As disclosed in the Draft Registration Statement, Mr. Osmond and Mr. Jonas were principal sponsors of the transactions that created Punch Group. Mr. Osmond was Executive Chairman of Punch Group and Mr. Jonas was Group Property Director and Executive Chairman of the leased and tenanted business. Beginning in 2001, they were supported by Mr. Hawkes in an administrative capacity.

Phoenix Group (formerly Pearl Group): As disclosed in the Draft Registration Statement, each of Mr. Osmond, Mr. Hawkes and Mr. Jonas was a principal sponsor of both the initial acquisitions for Pearl Group and all subsequent transactions. Mr. Osmond and Mr. Hawkes held senior Board roles at Pearl Group and Mr. Jonas served as Chairman of Pearl Group’s Asset/Liabilities Investment Management Committee.

July 28, 2020 Page 3

Keepmoat Homes: As disclosed in the Draft Registration Statement, each of Mr. Hawkes, Mr. Osmond and Mr. Jonas was a principal sponsor of the initial acquisition of Keepmoat Homes. Mr. Hawkes remains on the Board of Directors of Keepmoat Homes, supported by Mr. Osmond and Mr. Jonas (in their capacities as investors rather than as executives).

The Company has revised the biographical descriptions in the “Management” section of the Amended DRS to reflect the executive roles that each member of management played in the principal acquisitions described.

Summary Financial Data, page 30

2.	Please revise your disclosure to also give the effects of the sale of units in this offering and the sale of the private placement warrants in a separate “as-adjusted” column with notes explaining how you determine the numbers in the "as-adjusted" column.

Response: The Company has revised the disclosure in the Amended DRS under “Summary Financial Data” as requested.

3.	You state that the Founders “delivered an internal rate of return of 48% and a multiple on equity investment of 3.5x on exited investments” during a 23-year period ended 2016. In the interest of balance and to provide investors with a more complete understanding of their collective business results and experience during this time, please also disclose any material investments which had significantly less optimal results during the referenced period, if any. For example, rather than only selecting the most successful outcomes, if any investments resulted in substantial losses during this period, please discuss. With a view toward expanded disclosure, in your letter of response also discuss the corresponding rate of return on the Founders’ investments in the subsequent period since 2016.

Response: The Company notes the Staff’s comment and has revised the disclosure in the “Summary” and “Proposed Business” sections of the Amended DRS. As described below, the Company believes it has provided in the Draft Registration Statement all of the information regarding the Founders’ investment track record that is material to an investor’s consideration of an investment in the Company.

Material Investments

As noted in the response to Comment No. 1 above, the Founders consider themselves to be a management buy-in and investment team, sourcing and originating investments as founders and then operating and structuring the underlying business as executives to generate returns on investment. The Founders have a long track record of investments spanning more than 20 years for each of them (in Mr. Osmond’s case, nearly 30 years). It would not be practicable for the Company to include information in the Draft Registration Statement about every investment that each of the Founders has ever made.

July 28, 2020 Page 4

Accordingly, the four investments that are described in the Draft Registration Statement have been selected on the basis that they are the investments that are material to prospective investors in the Company, because they are investments: (i) in which one or more of the Founders was a key member of the founding and executive team; (ii) that have involved significant amounts of time and investment for such Founders; and (iii) that are commensurate in size with the proposed size of the offering and the proposed business combination.

As an example, for the acquisition of PizzaExpress by a listed acquisition vehicle to create PizzaExpress Plc in 1993, Mr. Osmond was one of the key sponsors and negotiators of the transaction, and he also remained a key executive director during the expansion of PizzaExpress through 1998 (and continued as a non-executive director thereafter). The Company believes that transactions of this type (i.e. the ones in which the Founders played an active and leading investment, structuring and management role) are the transactions that are material to an evaluation of the Founders’ track record for the Company’s investors.

Non-Material Investments

The Company advises the Staff that there are a number of investments made by the Founders that the Company did not describe in the Draft Registration Statement even though those investments delivered internal rates of return and multiples on equity investment that were in excess of the averages disclosed in the Draft Registration Statement. Conversely, there also have been investments that delivered internal rates of return and multiples on equity investment that were below the averages disclosed in the Draft Registration Statement. However, each of these investments falls outside of the parameters described in clauses (i) to (iii) above. The Company believes that the inclusion of disclosure with respect to investments that fall outside of such parameters could be misleading to investors, given the proposed size of the offering and the Founders’ intention to originate and lead the business combination and be involved in the operation and management of the acquired business following the business combination.

As an example, there were a series of listed vehicle acquisitions during the 1990s in which Mr. Osmond was a sponsor and, in certain cases, a non-executive director, including My Kinda Town PLC, a restaurant group. Each of these investments is not described in the Draft Registration Statement even though they delivered internal rates of return and multiples on equity investment that were in excess of the averages disclosed in the Draft Registration Statement. The Company understands that each of these investments returned significant multiples to the founders and, in most cases, they were subsequently acquired at substantial premiums to their listing prices. However, the Company did not include these transactions in its description of the Founders’ track record because: the transactions were relatively small; they occurred more than 20 years ago; and Mr. Osmond did not perform an active role with any of these businesses post-acquisition.

Similarly, the Company has not included disclosure on more recent investments in which the Founders were passive investors, neither leading the transaction nor serving in an executive position within the business afterwards. For example, the Founders (with others) initiated the negotiations to take PizzaExpress Plc private in 2003 and were substantial investors, but ultimately the deal was led by other parties and the team had no active involvement. The investment returns to the Founders on the take-private transaction were in excess of the averages disclosed in the Draft Registration Statement. The Founders were also supporting investors in the creation of Algeco Scotsman Group in 2006, which is now listed on NASDAQ, but played no leading or active role. Similarly, in 2011, the Founders were part of the team that formed Horizon Acquisition Co. Plc, a listed vehicle that subsequently acquired APR Energy. However, the transaction was originated by other members of the Founders’ team at the time and the Founders played no executive role in the business going forward. The Founders exited this investment upon the subsequent acquisition by APR Energy of GE’s power rental business, again realizing positive returns.

July 28, 2020 Page 5

From time to time, the Founders have incurred losses on their investments: for example, the acquisition of MagtiCom, Ltd., a telecommunications company in the Republic of Georgia. However, the Founders’ role in this investment was passive and they did not play a substantial part in leading any of these transactions or managing the businesses involved.

Accordingly, the Company believes that disclosure relating to such other investments is not material to an investor’s consideration of the Founders’ ability to successfully identify, structure and manage an acquisition or run an acquired business.

The Company also has not included in its disclosure smaller investments, those made by the Founders for not-for-profit or philanthropic reasons, and other investments that are outside the scope of the Company’s investment strategy, again because they are not material to the Company’s investors. For example, Mr. Osmond and Mr. Jonas have an investment in a not-for-profit sports and educational academy (Apex2100) as well as in a small group of hotels, bars and restaurants (11 units), neither of which is likely to be realized in the near future or is material to investors in this offering.

In summary, the Draft Registration Statement includes disclosure regarding all of the Founders’ investments that the Company believes to be material to a decision whether to invest in this offering. Moreover, the Company believes that the disclosure provides a balanced picture of the Founders’ track record for the reasons described above. The Company respectfully advises the Staff that describing additional investments by the Founders would be not only immaterial but also potentially misleading to investors, because it might cause them to focus on investments in which the Founders had a non-leading, non-active role that are not relevant to the role that the Founders will be playing in the Company.

Exits Since 2016

With respect to material investments in the period from 2016 to date, there are two investments that have not yet been exited: Uro Property Holdings and Keepmoat Homes.

Uro Property Holdings is the sale and leaseback of Banco Santander’s Spanish branch network, which was acquired by the Founders in 2007 and is disclosed in the Draft Registration Statement with Mr. Jonas’s biographical information in the “Summary” and “Proposed Business” sections of the Draft Registration Statement. This investment is still currently held by the Founders.

July 28, 2020 Page 6

Keepmoat Homes has delivered a multiple on equity investment of 1.5x since the date of the initial investment in 2014. The Founders are still investors in Keepmoat Homes, which, as disclosed in the Draft Registration Statement, in the year ended October 31, 2019 delivered sales of £650 million and operating profit of £59 million (calculated in accordance with IFRS).

While the ultimate outcome of both investments will not be known until the investments are exited, the Founders do not expect these investments, once exited, to materially affect the long-term average internal rate of return and multiple on equity investment delivered by the Founders on their material investments.

Please contact me at (212) 294-2639 if you have any questions or require any additional information in connection with this letter or the Amended DRS.

Very truly yours,

/s/ David A. Sakowitz

David A. Sakowitz

cc: Marc Jonas

Broadstone Acquisition Corp.